SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Westside Energy Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

96149R100
(CUSIP Number)

November 2, 2004
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,685,000 shares, which constitutes approximately 9.9% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 17,048,331 shares outstanding.

CUSIP No. 96149R100

1.     Name of Reporting Person:

           BBT Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  1,348,000 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  1,348,000 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,348,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 7.9%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised by its general partner, BBT Genpar, L.P.

CUSIP No. 96149R100

1.     Name of Reporting Person:

           Concentrated Alpha Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Cayman Islands

                         5.     Sole Voting Power:  337,000 (1)
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  337,000 (1)
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          337,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 2.0%

12.     Type of Reporting Person: PN
--------------
(1)  Power is exercised by its general partner, CAP Genpar, L.P.

Item 1(a).     Name of Issuer.

The name of the issuer is Westside Energy Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 2100 West Loop South, Suite 900, Houston, Texas 77027.

Item 2(a).     Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of BBT Fund, L.P., a Cayman Islands limited partnership ("Fund"), and Concentrated Alpha Partners, L.P., a Cayman Islands limited partnership ("Concentrated"), the "Reporting Persons." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  BBT Genpar, L.P., a Texas limited partnership ("BBT Genpar"), BBT-FW, Inc., a Texas corporation ("BBT-FW"), CAP Genpar, L.P., a Texas limited partnership ("CAP Genpar"), CAP-FW, Inc., a Texas corporation ("CAP-FW"), Clive Bode ("Bode") and Sid R. Bass ("Bass").  The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office or residence of Fund and Concentrated is Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.

The address of the principal business office or residence of BBT Genpar, BBT-FW, CAP Genpar, CAP-FW, Bode and Bass is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).      Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 96149R100.

Item 3.     Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Persons

Fund

The aggregate number of shares of the Stock that Fund owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,348,000, which constitutes approximately 7.9% of the outstanding shares of the Stock.

Concentrated

The aggregate number of shares of the Stock that Concentrated owns beneficially, pursuant to Rule 13d-3 of the Act, is 337,000, which constitutes approximately 2.0% of the outstanding shares of the Stock.

Controlling Persons

BBT Genpar

Because of its position as the managing general partner of Fund, BBT Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,348,000 shares of the Stock, which constitutes approximately 7.9% of the outstanding shares of the Stock.

BBT-FW

Because of its position as the sole general partner of BBT Genpar, BBT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,348,000 shares of the Stock, which constitutes approximately 7.9% of the outstanding shares of the Stock.

CAP Genpar

Because of its position as the managing general partner of Concentrated, CAP Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 337,000 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

CAP-FW

Because of its position as the sole general partner of CAP Genpar, CAP-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 337,000 shares of the Stock, which constitutes approximately 2.0% of the outstanding shares of the Stock.

Bode

Because of his positions as (i) the sole director of BBT-FW, which is the sole general partner of BBT Genpar, which is the managing general partner of Fund and (ii) the sole director of CAP-FW, which is the sole general partner of CAP Genpar, which is the managing general partner of Concentrated, Bode may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,685,000 shares of the Stock, which constitutes approximately 9.9% of the outstanding shares of the Stock.

Bass

Because of his positions as (i) the sole stockholder of BBT-FW, which is the sole general partner of BBT Genpar, which is the managing general partner of Fund and (ii) the sole stockholder of CAP-FW, which is the sole general partner of CAP Genpar, which is the managing general partner of Concentrated, Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,685,000 shares of the Stock, which constitutes approximately 9.9% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Fund

Acting through its managing general partner, Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,348,000 shares of the Stock.

Concentrated

Acting through its managing general partner, Concentrated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 337,000 shares of the Stock.

Controlling Persons

BBT Genpar

As the managing general partner of Fund, BBT Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,348,000 shares of the Stock.

BBT-FW

As the sole general partner of BBT Genpar, BBT-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,348,000 shares of the Stock.

CAP Genpar

As the managing general partner of Concentrated, CAP Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 337,000 shares of the Stock.

CAP-FW

As the sole general partner of CAP Genpar, CAP-FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 337,000 shares of the Stock.

Bode

Because of his positions as (i) the sole director of BBT-FW, which is the sole general partner of BBT Genpar, which is the managing general partner of Fund and (ii) the sole director of CAP-FW, which is the sole general partner of CAP Genpar, which is the managing general partner of Concentrated, Bode has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,685,000 shares of the Stock.

Bass

Because of his positions as (i) the sole stockholder of BBT-FW, which is the sole general partner of BBT Genpar, which is the managing general partner of Fund and (ii) the sole stockholder of CAP-FW, which is the sole general partner of CAP Genpar, which is the managing general partner of Concentrated, Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 1,685,000 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii).  The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     November 10, 2004

BBT FUND, L.P.

By: BBT Genpar, L.P., managing general partner

  By:   BBT-FW, Inc., general partner

     By: /s/ William O. Reimann, IV
           William O. Reimann, IV, Vice President

CONCENTRATED ALPHA PARTNERS, L.P.

By: CAP Genpar, L.P., managing general partner

  By:   CAP-FW, Inc., general partner

     By: /s/ William O. Reimann, IV
           William O. Reimann, IV, Vice President